SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2013
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

Notice of the

Extraordinary General Meeting of Shareholders

CONTENTS

Notice of Extraordinary General Meeting of Shareholders

Matters to be Reported

Report by Audit Committee*

Matters Requiring Resolution

• Agenda Item No. 1	5

Election of the CEO

• Agenda Item No. 2	7

Approval of Employment Contract for the CEO

Additional Information	14

*	To be presented at the meeting

Notice of the Extraordinary General Meeting of Shareholders

December 18, 2013

To our Shareholders,

KT will hold an Extraordinary General Meeting of Shareholders on January 27, 2014 as described below.

At the Extraordinary General Meeting, two items will be resolved, including the election of the CEO.

Shareholders holding KT’s common shares as of December 16, 2013 will be entitled to vote at the Extraordinary General Meeting of Shareholders.

I look forward to your participation.

Pyo Hyun-Myung

Acting Chief Executive Officer

•	Date and Time: Monday, January 27, 2014 10:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center, 17 Woomyun-dong, Seocho-gu, Seoul, Korea

•	Record Date: December 16, 2013

Matters Requiring Resolution

Agenda Item No.  1

Election of CEO

Pursuant to Article 25 (Election of Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of the CEO is hereby requested.

According to KT’s Articles of Incorporation, the CEO shall be elected by a resolution at the General Meeting of Shareholders based on the nomination by the CEO Recommendation Committee.

According to Article 32 (CEO Recommendation Committee) of KT’s Articles of Incorporation, the CEO Recommendation Committee should consist of all of the outside directors and one (1) inside director (provided, however, that any person who is elected as a member of the CEO Recommendation Committee shall not be a candidate for the CEO).

The CEO Recommendation Committee took the following criteria into consideration to nominate the CEO Candidate.

1.	Experiences and scholastic achievements under which his/her knowledge with respect to the field of business management and economics can be evaluated in objective point of view;

2.	Past business results and the management period of being in office under which his/her business experience can be evaluated in objective point of view;

3.	Any requirements to evaluate qualification and ability as a chief executive officer; and

4.	Any requirements to evaluate professional knowledge and experience with respect to the telecommunications and related fields.

As a result, the CEO Recommendation Committee nominated Mr. Hwang Chang-Gyu as the CEO Candidate on December 16, 2013, citing Mr. Hwang’s entrepreneurship and his globally acclaimed expertise in technology made him the best fit as the next CEO of KT. With his experiences as the President and CEO at Samsung Electronics’ Semiconductor Business and as the nation’s CTO by heading R&D Planning Office of the Ministry of Knowledge and Economy, Mr. Hwang is expected to lead KT in overcoming current obstacles and to place KT back on track, eventually enhancing KT’s long-term corporate value.

Mr. Hwang’s biography is as follows.

Hwang Chang-Gyu

•	Date of birth: January 23, 1953

•	Nominated by: CEO Recommendation Committee

•	Relation to the largest shareholder: None

•	Details of transactions between the said candidate and KT for the past three years: None

•	Term of office: January 27, 2014 to the 35th Annual General Meeting of Shareholders to be held in 2017 (three year)

•	Present occupation: Distinguished Chair Professor, Sungkyunkwan University

•	Education:

•	1985	PhD in Electrical & Computer Engineering, University of Massachusetts, Amherst

•	1978	MS in Electrical Engineering, Seoul National University, Korea

•	1976	BA in Electrical Engineering, Seoul National University, Korea

•	Professional associations:

•	2013		Distinguished Chair Professor, Sungkyunkwan University

•	2010-2013		President & National CTO, Office of Strategic R&D Planning, Ministry of Knowledge and Economy

•	1989-2010		Samsung Electronics

	•	2009-2010	Advisor

	•	2008-2009	President & CTO, Corporate Technology Office

	•	2004-2008	President & CEO, Semiconductor Business

	•	2001-2003	President, Memory Division

	•	2000-2001	Executive Vice President & CEO, Memory Division

	•	1999	Executive Vice President & General Manager, Semiconductor R&D Center

	•	1998-1999	Senior Vice President & General Manager, Semiconductor R&D Center

	•	1994-1997	Vice President, Semiconductor R&D Center

	•	1989-1994	Director & Executive Director, Semiconductor R&D Center

•	1985-1989		Research Associate, Electrical Engineering, Stanford University

Agenda No.  2

Approval of Employment Contract for the CEO

Pursuant to Article 33 (Election of President (CEO)) and Article 34 (Execution of Employment Contract with the Candidate for President (CEO)) of Articles of Incorporation of KT, approval of the employment contract to be executed by the newly elected CEO is hereby requested.

Pursuant to Article 33 of KT’s Articles of Incorporation, the CEO Recommendation Committee shall submit a draft employment contract at the General Meeting of Shareholders for approval.

The employment contract includes mainly the provisions on his or her duty as the CEO, the goals to be accomplished by the CEO during his or her tenure, evaluation process on his or her performance, and remuneration and incentive payments.

When the draft employment contract is approved at the General Meeting of Shareholders, KT shall enter into such employment contract with the CEO.

The draft employment contract is as follows:

Employment Contract for the CEO

Article 1. Purpose of the Agreement

The purpose of this Agreement is to set forth the CEO’s authority, responsibilities and other necessary terms and conditions in connection with the election of                      as the CEO (“CEO”) of KT Corporation (“Company”).

Article 2. Term of Office of the CEO

The term of office of the CEO shall be for three years starting from the effective date of the election of the CEO at the General Meeting of Shareholders. However, pursuant to Article 383-3 of the Commercial Code and Article 27-1 of KT’s Articles of Incorporation when the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Article 3. Duties and Responsibilities of the CEO

(1)	The CEO shall represent the Company and oversee the whole affairs of the Company and management of subsidiaries as a representative director and CEO of the Company.

(2)	The CEO shall use his best efforts to achieve the management goals specified in Article 5 of this Agreement.

(3)	The CEO’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4. Obligations of the CEO

(1)	During and after the term of his office, the CEO shall not disclose to a third party any confidential information of the Company which he obtains during his tenure.

(2)	In the event the CEO breaches any of his obligations set forth herein, the CEO shall be held liable for such breach, and if, due to the said breach, the CEO has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the CEO shall compensate the damages suffered by the Company.

Article 5. Management Goals

(1)	The management goals to be achieved by the CEO during his term of office shall be determined in accordance with the Mid to Long-Term Management Plan approved by the Board of Directors.

(2)	In order to achieve the goals set by the Mid to Long-Term Management Plan, the Board of Directors shall establish annual goals prior to commencement of each fiscal year after consultation with the CEO. In such case, the CEO and inside directors shall not participate in such resolution of the Board of Directors, provided that the annual management goals for 2014 shall be the management goals for 2014 approved by the Board of Directors.

Article 6. Evaluation

(1)	The Board of Directors shall conduct evaluation of annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)	If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution to conduct a research and may utilize the results of such research for the evaluation.

(3)	In the event the Board of Directors determines to commission an expert institution to conduct a research, the CEO shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4)	The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the CEO shall take necessary measures to report the result to the General Meeting of Shareholders.

(5)	In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the CEO and inside directors shall not participate in such resolution.

Article 7. Remuneration

(1)	The remuneration of the CEO shall comprise of the annual base salary, short-term incentive payment and long-term incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved at the General Meeting of Shareholders and the criteria for remunerating inside directors and method of payment thereof which are reported to the General Meeting of Shareholders.

Article 8. Base Salary

(1)	The annual base salary shall be determined by a resolution of the Board of Directors. The CEO and inside directors shall not participate in the said resolution of the Board of Directors.

(2)	Base salary is comprised of base payment and position payment and 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If the CEO takes office or resigns in the middle of a month, the remuneration for such month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days served by the CEO.

(3)	The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the CEO, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 9. Short-term Incentive Payment

(1)	The short-term incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 6(1). In such case, the criteria and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by a resolution of the Board of Directors. The CEO and inside directors shall not participate in the said resolution of the Board of Directors.

(2)	The short-term incentive payment shall be made in principle within one (1) month from the finalization by the Board of Directors of the evaluation of the annual goals.

(3)	If the CEO is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 14 (1), no short-term incentive payment for such year shall be made.

(4)	Matters pertaining to the short-term incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the CEO’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the CEO and inside directors shall not participate in such resolution of the Board of Directors.

(5)	The short-term incentive payment for a partial year of service during which the CEO takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 8 (2).

Article 10. Long-term Incentive Payment

(1)	The Company may provide the CEO with long-term incentive payment in stocks. The details for the long-term incentive payment such as the number of stocks and payment method for the CEO shall be determined by a resolution of the Board of Directors. In such case, the CEO and inside directors shall not participate in the said resolution by the Board of Directors.

(2)	If stock option is granted pursuant to a resolution of the Board of Directors, such stock option shall not be included in the remuneration ceiling of the directors as set forth in Article 7 hereof, and shall be paid pursuant to relevant laws and regulations.

Article 11. Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the CEO, the amount of incentive shall be newly calculated in conformity with the modified result, and such adjusted amount shall be taken into consideration when setting the incentive payment payable for the following year. However, if the CEO resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be made.

Article 12. Severance Payment

The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 13. Taxes and Public Imposts

All remuneration payable to the CEO shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.

Article 14. Dismissal, etc. of the CEO

(1)	The Company may dismiss the CEO even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;

1.	In case the CEO breaches the obligations set forth under Article 4 (1);

2.	In case the CEO breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

3.	In case the CEO is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;

4.	In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and

5.	In case the CEO fails to or is unable to carry out his duties due to diseases, etc. for an extended period.

(2)	A proposal to dismiss the CEO shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors is adopted in accordance with Article 38 of the Articles of Incorporation.

(3)	The Board of Directors shall provide the CEO with an opportunity to state his opinion at the meeting of the Board of Directors convened to resolve the dismissal of the CEO, and immediately following the adoption of a resolution of dismissal, a written notice shall be provided to the CEO, stating the reasons therefor in detail. In the above meeting, the CEO and inside directors shall not participate in such resolution of the Board of Directors.

Article 15. Ownership of the Rights

The CEO’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the CEO shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 16. Interpretation of the Agreement and Supervision of Performance

(1)	In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the CEO.

(2)	Upon dissolution of the CEO Recommendation Committee, the Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3)	The CEO and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 17. Amendment of the Agreement

(1)	If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the CEO may request the Board of Directors to amend the Agreement.

(2)	Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the CEO and inside directors shall not participate in the resolution of the Board of Directors.

(3)	Upon a resolution and approval under Paragraph (2) above, the Company and the CEO shall promptly enter into an amendment to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.

January     , 2014

CEO Recommendation Committee
On behalf of KT Corporation

By:
Name:
Title:	Chairperson of the Committee

Representative Director

By:
Name:
Title:	CEO

Additional Information

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Extraordinary General Meeting of Shareholders is December 16, 2013. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 243,803,648 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Items 1 and 2 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote.